[redacted]

09046561

Johnson Matthey

July 2, 2009

SEC
Mail Processing
Section

JUL 09 2009

Washington, DC
122

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666490
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Major Interests In Shares**	**02 June 2009**
2.	**News Release Preliminary Results for the Year Ended 31st March 2009**	**04 June 2009**
3.	**Notification of Major Interests In Shares**	**04 June 2009**
4.	**Notification of Transactions of Directors/Persons**	**05 June 2009**
5.	**Notification of Transactions of Directors/Persons**	**05 June 2009**
6.	**Notification of Transactions of Directors/Persons**	**11 June 2009**
7.	**Block Listing Six Monthly Return**	**12 June 2009**
8.	**Block Listing Six Monthly Return**	**12 June 2009**
9.	**Block Listing Six Monthly Return**	**12 June 2009**
10.	**Notification of Transactions of Directors/Persons**	**12 June 2009**
11.	**Annual Report & Notice of Annual General Meeting**	**16 June 2009**
12.	**Notification of Transactions of Directors/Persons**	**24 June 2009**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

7/17

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4 Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

29 May 2009

6 Date on which issuer notified:

1 June 2009

7 Threshold(s) that is/are crossed or reached:

From 4% - 3% (L&G)

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 8,879,144

Number of voting rights: 8,879,144

Resulting situation after the triggering transaction:

Number of shares (direct): 5,585,499

Number of voting rights (direct): 5,585,499

Number of voting rights (indirect):

% of voting rights (direct): 3.99%

% of voting rights (indirect):

Total voting rights: 8,585,499 (3.99%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,585,499 – 3.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,827,046 – 3.64% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,827,046 – 3.64% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information:

Notification using the total voting rights figure of 214,675,736

14 Contact Name:
Angela Purtill, Assistant Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461

JM
Johnson Matthey

News Release

For Release at 7.00 am Thursday 4th June 2009

Preliminary Results for the year ended 31st March 2009

Summary Results

	Year to 31st March 2009	2008	% change
Revenue	**£7,848m**	**£7,499m**	**+5**
Sales excluding precious metals	**£1,797m**	**£1,750m**	**+3**
Profit before tax	**£249.4m**	**£262.3m**	**-5**
Total earnings per share	**82.6p**	**88.5p**	**-7**
Underlying*:			
Profit before tax	**£267.9m**	**£265.4m**	**+1**
Earnings per share	**89.6p**	**89.5p**	**-**
Dividend per share	**37.1p**	**36.6p**	**+1**

*before amortisation of acquired intangibles, restructuring charges and profit on disposal of businesses

- Sales revenue up 5% to £7.8 billion with strong growth in the first half. Much more difficult market conditions in the second half
- Underlying profit before tax up 1%
- Strong cash generation with £96.8 million of net cash flow
- Net borrowings reduced by £76.0 million. Gearing (net debt / equity) reduced to 45%
- Final dividend unchanged. Dividend for full year up 1% to 37.1 pence. Dividend covered 2.4 times by underlying earnings

Business Overview

- Environmental Technologies Division's sales excluding precious metals £4.4 million down at £1,135 million and operating profit before amortisation of acquired intangibles 16% down at £124.3 million
- Emission Control Technologies' (ECT's) sales excluding precious metals down 3% with sharp drop in autocatalyst demand in the second half. Global car production for the second half down 26%
- ECT's headcount reduced by 13%. Actions taken to increase long term efficiency which will reduce costs by £10 million p.a.
- Process Technologies' sales excluding precious metals up 11%. Continued strong demand for syngas catalysts and purification products underpinned by environmental and energy security concerns

- Precious Metal Products Division's revenue up 7% to £5.0 billion, boosted by high average prices for platinum group metals (pgms) in the first half of the year. Sales excluding precious metals up 2% to £314 million and operating profit up 17% to £119.7 million
- Fine Chemicals & Catalysts Division's sales excluding precious metals up 15% to £347 million and operating profit before restructuring charge 8% higher at £72.8 million, benefiting from favourable exchange translation. Good growth in fine chemicals; lower sales of pgm chemicals for automotive catalysts in second half

Business Prospects

- In the first half of 2009/10 demand for autocatalysts is expected to be well down on the same period in 2008/09. Average prices for pgms are significantly below the record levels seen in the first half of last year
- As a result, operating profit for the group is expected to be down on the very strong performance achieved in the first six months of 2008/09
- If global market conditions start to improve the group should return to growth in the second half of 2009/10
- New regulations for heavy duty diesel emissions come into force in January 2010 in North America which will require more catalysts per vehicle. In the European Union all new diesel cars will need to meet Euro 5 standards from 1st January 2011
- In China, regulations on reducing harmful NOx emissions from power stations are anticipated to start in 2011 and we are investing in additional manufacturing capacity there to produce plate catalysts
- Although new project activity around the world has reduced, projects from coal and gas feedstocks in China and the Middle East are much less affected. Process Technologies has a strong order book for catalyst supply

Commenting on the results, Neil Carson, Chief Executive of Johnson Matthey said:

"After a strong performance in the first half of 2008/09 the credit crunch and global downturn had a major impact on the group's second half results. For the year as a whole sales and underlying profit before tax were slightly ahead of 2007/08. Underlying earnings per share of 89.6 pence was at the top end of the range given in our third quarter interim management statement.

So far we have seen no real signs of improvement in demand for automotive products in 2009/10 and we expect the group's sales will be down in our first half in comparison to a very strong performance in the same period last year. Looking beyond 2009/10 prospects for Johnson Matthey remain encouraging with concerns about the environment and new emissions legislation underpinning growth in both automotive and process catalyst sales."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

Report to Shareholders

Introduction

In the financial year to 31st March 2009, Johnson Matthey's revenue rose by 5% to £7.8 billion and sales excluding the value of precious metals increased by 3% to £1.8 billion. Underlying profit before tax (before amortisation of acquired intangibles and restructuring charges) was up 1% at £267.9 million. Underlying earnings per share increased by 0.1 pence to 89.6 pence.

Market conditions changed significantly during the year. In the first six months revenue increased by 24% and underlying profit before tax rose by 20%. Environmental Technologies Division and Precious Metal Products Division both achieved double digit growth in sales and operating profit. Although the recession had already started in North America, global car production for the first six months was unchanged from the same period in 2007/08. Emission Control Technologies, which supplies catalysts to the automotive market, performed well with growth in new products and a good contribution from Argillon, which was acquired in February 2008. Prices for platinum group metals were also very strong in the early part of the year, with platinum averaging $1,795/oz for the six months to 30th September 2008.

In the late summer and early autumn of 2008 car sales in many of the world's major economies fell dramatically and have remained low since then. Global car production in the second half of Johnson Matthey's financial year was 26% down on the same period in 2007/08. With car producers taking action to reduce stocks, sales of autocatalysts fell by more than 30%. Platinum group metal prices were also significantly lower with platinum averaging $952/oz for the six months to 31st March 2009.

Not all of Johnson Matthey's businesses experienced lower demand in the second half. Process Technologies in particular achieved good growth. Although the oil price has fallen substantially from its peak, concerns over energy security and environmental issues continued to drive demand for syngas catalysts and purification products. The group's reported results have also benefited from sterling's weakness, particularly against the US dollar which averaged $1.50/£ in the second half compared with $1.93/£ in the first half.

In response to deteriorating conditions in the automotive market, our Emission Control Technologies business took early action to reduce costs. Total headcount for

the business was reduced by 13% compared with 31st March 2008. Long term savings of £10 million p.a. were secured by increased production efficiency and reduced distribution costs. We have increased our focus on cash, with the group generating £96.8 million of net cash flow in the year and net debt reduced by £76.0 million, despite the effect of exchange translation on foreign currency borrowings. The group's balance sheet is strong with gearing (net debt / equity) falling to 45% at 31st March 2009.

Review of Results

Revenue for the year ended 31st March 2009 increased by 5% to £7.8 billion, with 24% growth in the first half of the year followed by a 12% decline in the second half. Platinum group metal prices, which had reached record levels in the first quarter of the year, fell sharply in the summer of 2008 which reduced revenue in the second half of the year. Sales excluding the value of precious metals rose by 3% to £1,797 million. Once again, all the growth came in the first half of the year when sales were 10% ahead, followed by a 4% drop in the second half. The fall reflected substantially lower autocatalyst demand from October 2008 onwards, partly offset by good sales of non-automotive products. Translated at constant exchange rates, revenue for the year fell by 2% and sales excluding precious metals were 5% lower.

Underlying operating profit (before amortisation of acquired intangibles and restructuring charges) was 1% higher than last year at £298.5 million. Exchange translation was favourable with sterling falling significantly against most major currencies. Translated at constant rates underlying operating profit would have been 7% down on last year. Amortisation of acquired intangibles increased from £3.1 million in 2007/08 to £9.1 million in 2008/09 of which £7.8 million related to Argillon. In March 2009 we announced the closure of our fine chemical facility in Ireland to consolidate manufacturing of prostaglandin products at our facility in the USA. The closure gave rise to a restructuring charge of £9.4 million in this year's accounts.

The group's net finance costs rose by £2.3 million as a result of higher average borrowings partly offset by lower interest rates in the second half of the year. A revised accounting standard, IAS 23, was adopted in January 2009 which requires interest on major projects to be capitalised. The effect of this new standard was to reduce the group's interest charge for the year by £1.6 million. Including a £2.0 million share of profits of associates, underlying profit before tax rose by 1% to

£267.9 million. After amortisation of acquired intangibles and restructuring charges, profit before tax was 5% down at £249.4 million.

Underlying earnings per share increased by 0.1 pence to 89.6 pence. Total earnings per share were 82.6 pence, 7% below 2007/08, as a result of increased amortisation charges and the cost of closure of the facility in Ireland.

In November 2008 we announced the sale of the Insulators and Alumina businesses, acquired as part of the Argillon Group, for €21 million in cash plus a €2 million vendor loan note. The businesses had been classified as "assets held for sale" in last year's accounts. The sale resulted in a profit of £0.9 million in discontinued businesses, which is excluded from underlying earnings per share.

Dividend

The board is recommending to shareholders a final dividend of 26.0 pence (unchanged from 2008) making a total dividend for the year of 37.1 pence, an increase of 1%. Cover for 2008/09 would be 2.4 times. The overall percentage increase in the dividend for the full year is slightly greater than the growth in underlying earnings per share as a result of the 5% increase in the interim dividend.

Operations

Environmental Technologies

	Year to 31st March			%
	2009	2008	%	at constant
	£ million	£ million	change	rates
Revenue	**2,226**	**2,290**	**-3**	**-9**
Sales excl. precious metals	**1,135**	**1,140**	**-**	**-7**
Operating profit*	**124.3**	**147.3**	**-16**	**-22**

* before amortisation of acquired intangibles

Environmental Technologies Division, which comprises Emission Control Technologies (ECT), Process Technologies and Fuel Cells, experienced mixed market conditions during the year. The division achieved good growth in the first half with both ECT and Process Technologies performing well. Demand for autocatalysts fell sharply in the second half of the year while demand for our other catalyst products and services remained strong. For the year as a whole, revenue fell by 3% to £2,226 million; sales excluding precious metals were £4.4 million down at

£1,135 million; and underlying operating profit (before amortisation of acquired intangibles) fell by 16% to £124.3 million. Translated at constant exchange rates, sales excluding precious metals fell by 7% and underlying operating profit was 22% lower.

Environmental Technologies Division's return on sales (underlying operating profit / sales excluding precious metals) for the year fell by 2.0% to 10.9%. All of the decline occurred in the second half of the year when the return fell to 8.6%. ECT remained profitable in both the third and fourth quarters thanks to early action to reduce costs, but return on sales fell. Process Technologies' return on sales in the second half was higher than the first with continued growth in sales.

Emission Control Technologies' sales excluding precious metals fell by 3% to £872 million. Sales excluding precious metals grew by 10% in the first half of the year, followed by a drop of 16% in the second half. At constant exchange rates, sales excluding precious metals were 11% down for the year with 8% growth in the first half followed by a 26% decline in the second half.

In Johnson Matthey's financial year to 31st March 2009 global light duty vehicle sales fell by 12% to 60.3 million. Production declined by 13% with a small decrease in inventories. All of the reduction occurred in the second six months of the financial year when global car production fell by 26%. Johnson Matthey's sales volumes of autocatalysts fell by more than 30% in the second half of the year, which was greater than the fall in global car production as a result of car companies and exhaust system suppliers reducing inventories of catalysts.

Estimated Light Vehicle Sales and Production

		Year to 31st March 2009 millions	2008 millions	change %
North America	**Sales**	**14.4**	**18.6**	**-22.6%**
	Production	**10.8**	**14.7**	**-26.5%**
Total Europe	**Sales**	**19.1**	**22.0**	**-13.2%**
	Production	**18.9**	**22.5**	**-16.0%**
Asia	**Sales**	**16.7**	**17.2**	**-2.9%**
	Production	**25.8**	**27.4**	**-5.8%**
Global	**Sales**	**60.3**	**68.5**	**-12.0%**
	Production	**61.6**	**71.1**	**-13.4%**

Source: Global Insight

The decline in sales of diesel particulate filters (DPFs) was less than that for flow through catalysts. Around seven million diesel cars were sold in Western Europe last year of which about half were fitted with DPFs. Over the next 18 months the DPF market is set to double as all new diesel cars sold in the European Union will require fitment in January 2011.

In response to the fall in demand ECT increased its programme to reduce costs. Total headcount fell by 13%, the majority of whom were agency workers. Production efficiency has been improved with reject costs more than halved. Distribution costs per unit have also been reduced. On an annualised basis these latter two initiatives have reduced costs by £10 million at current volume levels.

Sales excluding precious metals of emission control catalysts to markets other than light duty vehicles grew by 10% on a constant currency basis. These products include heavy duty diesel (HDD) catalysts for trucks, buses and non-road vehicles, and stationary emissions control (SEC) systems for reducing emissions in a wide range of applications including power generation, industrial processes, coal power plants, marine and locomotives. Currently these applications account for 25% of ECT's sales excluding precious metals and are expected to grow significantly over the next few years despite the current economic recession. Growth in 2008/09 was mainly the result of a good contribution from Argillon which was acquired in February 2008.

Sales of trucks fell sharply in the second half of the year, particularly in Europe. We estimate the market for HDD catalysts was around US $600 million of sales excluding precious metals in calendar year 2008 with Johnson Matthey increasing its leading market share. Given current economic conditions it is difficult to predict truck sales in the future. Some governments in developing countries may slow down introduction of emissions legislation because of the lack of availability of low sulphur diesel fuel. However, based on existing legislation for on road and non-road vehicles and industry forecasts for truck sales, we still expect the market for HDD catalysts to quadruple by the end of 2014.

During the year we completed most of the construction of two new facilities, one in western Pennsylvania, USA, to manufacture the additional catalysts required to meet the new HDD legislation in North America which takes effect from 1st January 2010, and the other in Macedonia to manufacture catalysts for both light duty and heavy duty vehicles in Europe. Both of these facilities are expected to be operational by the autumn of 2009.

Process Technologies' sales excluding precious metals grew by 11%. Translated at constant exchange rates the growth was 8%. The Ammonia, Methanol, Oil and Gas (AMOG) business was well ahead of last year with continued strong demand for catalysts and purification materials for industries where hydrogen or synthesis gas are key intermediates.

Demand for methanol catalysts was strong in the second half of the year as a result of good catalyst sales for new projects. There is increasing global interest in methanol as an alternative fuel constituent, particularly in China, where a number of new methanol plants came on stream. Despite the fall in the oil price, demand for hydrogen catalysts was strong throughout the year. Hydrogen is an essential component in refinery desulphurisation processes and growing demand continues to be supported by legislation requiring low sulphur diesel, particularly in the developing world. In the coming decade increasingly stringent regulation of marine diesel is likely to further increase the requirement for fuel desulphurisation.

The Refineries and Purification business continued to grow well, with increasing demand for gas and liquid stream purification products in refineries and in primary gas production. Legislative and commercial concerns regarding impurities such as sulphur, chlorine and mercury continue to underpin growing demand for purification products.

Davy Process Technology (DPT), which develops and licenses chemical processes, had another good year, securing licence and engineering sales for two oxo alcohol plants, a butanediol plant and a biodiesel plant. DPT was also successful in licensing four new methanol plants. Although new project activity around the world has reduced because of the global recession and the credit crunch, concerns over energy security continue to drive coal based projects in countries such as China which want to reduce their reliance on imported oil, and DPT has leading technology in this area.

At the end of the financial year, we were in the final stages of constructing a new world scale and class leading methanol synthesis catalyst facility at Clitheroe, UK. The new catalysts from this plant will build upon our long experience in methanol synthesis and will provide significant benefits to customers, enabling them to increase throughput and operational efficiency.

Process Technologies has also developed other technologies which have potential to lower energy use and reduce CO_2 emissions for our customers. Increased interest in

coal to products and low carbon technologies provides additional support to long term growth.

The net expense of our **Fuel Cells** business continues to fall as demand for its products grows. In 2008/09 the net expense fell by £0.7 million to £5.7 million. As the early markets for fuel cells continue to develop there was growing demand for our range of customised membrane electrode assemblies from both existing and new customers.

The ease of deployment of direct methanol fuel cells (DMFC) has helped to grow sales of portable devices for leisure and military markets. Several companies are at an advanced stage in the development of DMFC battery rechargers that remove the dependence of batteries on mains charging.

We view the high profile announcements on support for electric vehicles by the US and UK governments as very positive for the future use of fuel cells in vehicles. Hybrid electric vehicles currently require an internal combustion engine (ICE) to recharge the battery or extend the battery range before mains recharging. Replacing the ICE with a more efficient fuel cell is straightforward and results in a completely zero emission vehicle.

Fuel cell systems using natural gas as a fuel have negligible environmental impact and enable the deployment of combined heat and power units in urban areas at the scale of a commercial building. This allows significant reductions in carbon emissions while providing other benefits such as backup power to offices, hotels and hospitals in a cost effective package. The use of fuel cells to provide power for the new Freedom Tower in New York is an example of the commercial development of this market and the substantial government support available in the USA for this technology should stimulate further demand for fuel cells.

Precious Metal Products

	Year to 31st March 2009 £ million	2008 £ million	% change	% at constant rates
Revenue	**5,016**	**4,688**	**+7**	**-**
Sales excl. precious metals	**314**	**307**	**+2**	**-8**
Operating profit	**119.7**	**102.1**	**+17**	**+9**

Precious Metal Products Division's revenue increased by 7% to £5,016 million, boosted by higher prices for platinum group metals (pgms) in the first half of the year. Sales excluding the value of precious metals were 2% up at £314 million benefiting from favourable exchange translation. At constant currency rates sales excluding precious metals fell by 8% with demand for products sold to the automotive industry declining in the second half. Operating profit grew by 17% to £119.7 million. Translated at constant exchange rates operating profit grew by 9%, with all the growth in the first half of the year.

Profits in our Platinum Marketing and Distribution business increased in turbulent market conditions with very strong growth in the first six months of the year. Global demand for platinum fell by 5% in the calendar year 2008. Demand for platinum in autocatalysts decreased by 8%, depressed by the global slowdown in car production in the second half of the calendar year. Some support for demand came from rising car production in China and from tightening legislation in Europe which encouraged greater use of platinum rich particulate filters on passenger cars. Net demand from jewellery manufacturers also declined for the year as a whole as high platinum prices in the first half of the year encouraged the recycling of old jewellery. However, the much lower price of platinum in the second half of the year saw a significant recovery in jewellery demand, particularly in the key Chinese market.

Despite recent investment, mine supplies of platinum declined, with continuing production problems in South Africa affecting all the major producers. The fall in production outweighed the fall in demand, resulting in an increased supply / demand deficit.

The price of platinum declined rapidly in the first half of the financial year from near record levels in April 2008 to a low point in October when the price had more than halved. Fears of sharply falling demand as the global economy faced deep recession led to a widespread liquidation of commodities from which platinum was not excluded, in spite of a relatively favourable supply / demand balance. Platinum started the year at $2,192/oz in April, just below its record high, but averaged only $1,380/oz for the year as a whole.

Palladium demand increased slightly in calendar year 2008. Falling demand from the US autocatalyst market was broadly balanced by increases in other regions, particularly Asia. Demand from the jewellery sector increased as recycling of old stock diminished and investment demand from physically backed Exchange Traded Funds also increased. Palladium supplies fell by 15% as primary production and

sales from Russian state stocks both declined. This resulted in a sharply reduced supply / demand surplus.

The palladium price reached its peak for the year in June at $475/oz, but could not escape from the general fall in prices that also overtook platinum. The average price for the year of $295/oz was 23% lower than in 2007/08.

The correction in the price of rhodium was even more dramatic, having reached a record price of $10,100/oz in June. Falling demand from the autocatalyst sector in the second half of the year seriously weakened the relatively small but volatile market for rhodium. By November the price had fallen below $1,000/oz, recovering slightly in the remainder of the year to average $4,851/oz for 2008/09 as a whole.

Our Noble Metals business, located in the USA and UK, had a successful year. Demand for fabricated pgm products for industrial applications remained strong throughout most of the year, although our US operation's sales were slower in the final quarter. The market for catalysts to control emissions of nitrous oxide, a powerful greenhouse gas, grew quickly in 2008/09 and we were able to establish a market leading position. Further growth is expected in the coming year. Demand for medical products produced at our three sites in California, USA remained strong as our customers launched new products into the cardiovascular sector.

Pgm Refining and Recycling generated good results during 2008/09 assisted by high pgm prices and strong intakes in the first half. However deliveries in the second half fell, particularly in the important autocatalyst scrap sector, due to lower metal prices and the knock-on effect from the slowdown in new car sales. Ongoing work on process improvements delivered further reductions in the amount of pgms held in the refining circuit. The business contributed around 15% of the division's operating profit in 2008/09 but is expected to be much weaker in 2009/10 if current market conditions continue.

Colour Technologies had a difficult year with a marked slowdown in activity in the second half. Demand from the automotive glass industry for obscuration enamels and conductive inks was well down. However, we maintained our reputation for product innovation by successfully commercialising a range of new products during the year. These included low bismuth enamels with very high chemical durability, new environmentally friendly decorative precious metal products for tableware applications and a range of fire retardant products for a newly developing market.

The division's Gold and Silver business, located in North America, enjoyed an excellent year as record gold prices boosted flows of secondary and primary materials for refining. Whilst revenue and profits were well ahead of previous year, the business was also able to improve metal throughput times which resulted in a significant reduction in metal holdings.

Fine Chemicals & Catalysts

	Year to 31st March 2009 £ million	2008 £ million	% change	% at constant rates
Revenue	**606**	**521**	**+16**	**+2**
Sales excl. precious metals	**347**	**303**	**+15**	**+3**
Operating profit*	**72.8**	**67.1**	**+8**	**-1**

* before restructuring charges

Fine Chemicals & Catalysts Division, which manufactures and sells catalysts and fine chemicals to the pharmaceutical, speciality chemical, research chemicals and other markets, achieved good growth in reported sales, largely as a result of favourable exchange translation. Many of the division's businesses are located outside the UK, particularly in the USA, and sales reported in sterling benefited from currency movements. Revenue increased by 16% to £606 million, sales excluding precious metals rose by 15% to £347 million and operating profit grew by 8% to £72.8 million. Translated at constant exchange rates, sales excluding precious metals increased by 3% and operating profit fell by 1%.

The division's **Fine Chemicals** businesses (Macfarlan Smith, Pharmaceutical Materials and Services and Research Chemicals) achieved good growth in the year. These businesses contributed £220 million (36%) of the division's revenue; £215 million (62%) of sales excluding precious metals; and £49.5 million (68%) of operating profit (before restructuring charges).

From 1st April 2009, the remaining business in the division, **Catalysts and Chemicals**, which manufactures precious metal and base metal catalysts together with precious metal chemicals, has been transferred to Precious Metal Products Division. As a result, in the reported results for 2009/10 we will be showing Fine Chemicals as a separate segment and including the results of Catalysts and Chemicals within Precious Metal Products Division. Catalysts and Chemicals' revenue for 2008/09 was £386 million; sales excluding precious metals £132 million; and operating profit £23.3 million.

Catalysts and Chemicals achieved good growth in the first half of the year but sales fell in the second half as demand for some products declined in response to the global recession. Precious metal salts used in the manufacture of catalysts for the automotive industry were well down and sales of catalysts used in the manufacture of edible oils, which had enjoyed good sales growth in the first half, weakened in the second six months of the year. By contrast, sales of catalysts to the pharmaceutical industry were strong throughout the year with good demand for pgm based heterogeneous catalysts, palladium coupling catalysts and chiral ligands.

Our expansion of capacity in China for the manufacture of pgm based chemicals and catalysts became fully operational during the year, and additional capacity for sponge nickel catalysts for the local Chinese market will start production in the summer of 2009.

Macfarlan Smith, based in Edinburgh, UK manufactures active pharmaceutical ingredients (APIs) which are sold to the generic pharmaceutical industry. Sales of opiate products were well up on last year with good demand for codeine phosphate. Sales of specialist opiates were also strong, particularly oxycodone. In the non-opiate sector, sales of galantamine showed good growth as a result of the launch of generic alternatives to Razadyne®. Manufacturing costs rose, particularly the cost of energy, which reduced return on sales, but operating profit was still comfortably ahead of last year.

The division's Pharmaceutical Materials and Services business, based in North America, was ahead of last year with good sales of methylphenidate and opiate products. Sales of platinum based anticancer APIs were similar to last year with increased sales of oxaliplatin. However, revenue from contract research was adversely affected by the lack of venture capital funding for a number of our smaller customers. On 4th April 2009, Barr Laboratories (now part of Teva Pharmaceutical Industries) launched its generic version of ADDERALL XR®. Pharmaceutical Materials and Services has an agreement with Barr Laboratories which will provide additional income for the first six months after launch during which period Barr Laboratories has market exclusivity for this generic product.

In March 2009 we announced the closure of our facility in Ireland which manufactures prostaglandin APIs for the European market. We plan to consolidate prostaglandin API manufacturing at our facility in Massachusetts, USA. The closure has resulted in a £9.4 million restructuring charge in this year's accounts.

Research Chemicals, which is a globally integrated catalogue based supplier of chemicals to a wide spectrum of laboratories and research institutes, achieved good growth in the year with increased sales in North America, Europe and Asia. Sales were held back in China during the Olympics but recovered well later in the year. On 2nd March 2009 we purchased our partner's 49% share of our catalogue joint venture in China for £5.2 million. With increasing demand for its products, the business is investing in the expansion of facilities in India and in Europe and has a new manufacturing joint venture in Yantai, China which will begin operations in summer 2009.

Finance

Exchange Rates

The main impact of exchange rate movements on the group's results comes from the translation of foreign subsidiaries' profits into sterling. Sterling weakened significantly against most major currencies in 2008/09, with much of the decline occurring in the third quarter of the year.

Around a quarter of the group's profits are made in North America, mainly in the USA. The average rate for the US dollar for the year was $1.719/£ compared with $2.007/£ for 2007/08. Each one cent change in the average rate for the dollar has approximately a £0.4 million effect on underlying operating profit in a full year. The fall of 29 cents in the average exchange rate for the dollar in 2008/09 increased reported group underlying operating profit for the year by £12.0 million. Sterling also fell against the euro averaging €1.205/£ compared with €1.417/£ in 2007/08, which increased reported underlying operating profit by £6.4 million. Sterling strengthened against the South African rand, from R14.3/£ to R15.0/£. However, the catalysts manufactured by our South African business are ultimately for export and the benefit of a weaker rand on margins more than offsets the translational effect.

Overall, excluding the rand, exchange translation increased the group's underlying operating profit by £25.2 million compared with 2007/08. Most of the group's long term borrowings are denominated in US dollars or euros. Sterling's fall increased reported borrowings by over £100 million and increased interest by around £5 million.

Interest

The group's net finance costs rose by £2.3 million to £32.6 million as a result of higher average borrowings for the year as a whole, partly offset by the benefit of lower interest rates in the second half of the year. A revised accounting standard, IAS 23, was adopted in January 2009 which requires interest on major projects to be capitalised. The effect of this new standard was to reduce the group's finance charge for the year by £1.6 million and increase capital expenditure by the same amount.

Average borrowings for the year as a whole increased compared with 2007/08 as a result of the acquisition of Argillon in February 2008. With strong cash generation and lower interest rates on floating rate borrowings, the finance charge for the second six months of 2008/09 fell to £14.3 million (excluding the benefit of capitalised interest on major projects) compared with £19.9 million in the first half.

Taxation

The group's total tax charge for the year was £76.7 million, 1% lower than in 2007/08. Excluding tax relief on amortisation of acquired intangibles, the average tax rate for the continuing businesses was 29.6%, which was 0.2% higher than last year.

Tax paid was £85.3 million, which was £8.6 million higher than tax payable as a result of the timing of tax payments. In 2009/10 tax paid should be correspondingly lower. In addition we expect to benefit from a repayment of tax in the UK which partly arises from tax relief on exchange losses on the group's long term currency borrowings.

Pensions

At 31st March 2009 the group's main UK pension scheme was in deficit by £45.2 million (94% funded) on an IFRS basis compared with a surplus of £65.1 million at 31st March 2008. The change mainly reflected the fall in asset values at 31st March 2009 compared with a year earlier, with equity investments in particular adversely affected by the global recession. The valuation was also adjusted for the latest information on mortality for the members of the scheme with expected longevity rates increasing.

Worldwide, including provisions for the group's post-retirement healthcare schemes, the group had a net deficit of £151.6 million on employee benefit obligations at 31st March 2009 compared with a surplus of £16.4 million at 31st March 2008. In 2009/10 we plan to make an additional payment of US $30 million into our US schemes to bring the funds closer to balance. The triennial revaluation of our main UK scheme is currently underway and it is likely that the company will need to increase its rate of contributions from 2010. In 2008/09 the company's contribution to the UK scheme was £22.1 million.

Cash Flow

The group achieved strong cash generation in 2008/09 with a net cash inflow of £96.8 million. After taking into account the impact of exchange translation on foreign currency borrowings the group's net debt fell by £76.0 million to £534.4 million. Included in cash flow under IFRS is the impact of swap transactions used to manage currency borrowings. If these are added to exchange translation the total translational effect of exchange rate movements on borrowings denominated in foreign currencies was over £110 million and cash generation more than £190 million.

Net cash flow from operating activities increased by £271.8 million to £501.4 million. In response to the fall in demand from the automotive sector and lower precious metal prices we were able to generate £204.2 million from reduced working capital. We invested £209.3 million in capital expenditure and other investments, which was 2.0 times depreciation. Major projects included the construction of the two new ECT facilities in Macedonia and western Pennsylvania, USA, and new production capacity at Clitheroe, UK to manufacture methanol synthesis catalysts. In November 2008 we completed the planned disposal of Argillon's Insulators and Alumina businesses for €21 million in cash plus a €2 million vendor loan note.

We plan to reduce capital expenditure to 1.2 times depreciation in 2009/10. Major projects will include completion of ECT's new facilities in Macedonia and western Pennsylvania and investment in China on manufacturing capacity for plate catalysts used for reducing harmful NOx emissions from power stations.

Capital Structure

In 2008/09 net debt fell by £76.0 million to £534.4 million and equity rose by £15.8 million to £1,176.1 million. Gearing (net debt / equity) fell by 7.2% to 45.4%.

The group's target range for gearing is 50% to 60%. Given the current level of economic uncertainty and more difficult conditions in the credit markets the board is happy to keep gearing below the target range for the time being. Net debt / EBITDA for the year was 1.3 times and interest cover (underlying operating profit / net finance costs) was 9.2 times.

On 31st July 2008 we drew down a five year fixed rate loan of €125 million from the European Investment Bank (EIB) under a facility arranged earlier in the year. The facility is provided to support the group's investment in research and development. At 31st March 2009 the group had £609.1 million of debt in the form of long term bonds issued in the USA and loans from the EIB. Only £19.0 million of this debt is due to be repaid before 2011. Gross debt (net of related swaps) amounted to £649.6 million offset by £115.2 million of cash and deposits. The group also had £315.0 million of committed bank facilities which are individually negotiated and over half have expiry dates after 31st March 2011. There were no drawings under these bank facilities at 31st March 2009.

Outlook

The credit crunch and global recession have significantly reduced demand in a number of Johnson Matthey's markets. Demand for automotive products has been particularly badly affected and so far we have seen no signs of improvement. Prices of platinum group metals are also well down on their peaks reached in the early part of 2008/09.

Against this background we expect Johnson Matthey's profit in the first half of 2009/10 will be lower than in the same period in 2008/09, when the group achieved strong growth and record profits. Emission Control Technologies' sales excluding precious metals fell by 26% in the second half of 2008/09 on a constant currency basis and have continued at that level into the first quarter of 2009/10. Despite good demand for Process Technologies' products, if current market conditions continue we would expect Environmental Technologies Division's operating profit will be significantly lower than in the first half of 2008/09.

Precious Metal Products Division achieved very strong results in the first half of 2008/09, boosted by record platinum group metal prices and good growth in the manufacturing businesses. The platinum price in the first two months of the current financial year has averaged $1,153/oz which is well below the same period last year. In addition, demand for platinum refining and recycling, which contributed

approximately 15% of the division's profits in 2008/09, is much weaker. Although some of Precious Metal Products' businesses, such as gold refining, continue to enjoy good demand, overall the division is also expected to be down in the first half of the year.

The one area where we expect to see some growth in operating profit in the first six months of 2009/10 is Fine Chemicals Division, where demand is less affected by the recession and we should get a boost from additional income on the generic version of ADDERALL XR® which was launched in April 2009.

The outlook for the second six months is more difficult to predict, given the current economic uncertainty. However, if conditions do start to improve we would expect the group to return to growth in the second half of 2009/10.

Looking beyond 2009/10, prospects for Johnson Matthey's businesses remain encouraging with emissions legislation already in place which will drive demand for new catalysts. New regulations for heavy duty diesel emissions in North America will come into force from 1st January 2010, which will increase the number of catalysts sold per vehicle. In the European Union, new regulations will apply from January 2011 which will mean that all new diesel cars sold will need to be fitted with DPFs to reduce particulate emissions. In China, regulations on reducing harmful NOx emissions from power stations are anticipated to start in 2011, while energy security and environmental concerns continue to underpin demand for syngas catalysts and purification materials. Despite the economic slowdown, we are continuing to increase our investment in research and development to develop new catalyst products and technologies for the future. Johnson Matthey has a strong balance sheet and is well placed to benefit from any recovery in global activity.

Consolidated Income Statement

for the year ended 31st March 2009

	Notes	2009 £ million	2008 £ million
Revenue	1	**7,847.8**	7,498.7
Cost of sales		**(7,324.3)**	(7,006.7)
Gross profit		**523.5**	492.0
Distribution costs		**(101.2)**	(89.2)
Administrative expenses		**(123.8)**	(106.0)
Restructuring charge	2	**(9.4)**	-
Amortisation of acquired intangibles	3	**(9.1)**	(3.1)
Operating profit	1,4	**280.0**	293.7
Finance costs		**(43.3)**	(39.9)
Finance income		**10.7**	9.6
Share of profit / (loss) of associate		**2.0**	(1.1)
Profit before tax		**249.4**	262.3
Income tax expense		**(76.7)**	(77.2)
Profit for the year from continuing operations		**172.7**	185.1
Profit for the year from discontinued operations	7	**1.2**	0.3
Profit for the year		**173.9**	185.4
Attributable to:			
Equity holders of the parent company		**174.1**	186.2
Minority interests		**(0.2)**	(0.8)
		173.9	185.4

		pence	pence
Earnings per ordinary share attributable to the equity holders of the parent company			
Continuing operations			
Basic	6	**82.0**	88.3
Diluted	6	**81.5**	86.9
Total			
Basic	6	**82.6**	88.5
Diluted	6	**82.1**	87.1

Consolidated Balance Sheet
as at 31st March 2009

	Notes	2009 £ million	2008 restated £ million
Assets			
Non-current assets			
Property, plant and equipment		**924.7**	717.6
Goodwill		**516.0**	480.4
Other intangible assets		**135.8**	110.3
Deferred income tax assets		**27.5**	22.3
Investments and other receivables		**17.1**	9.3
Swaps related to borrowings	8	**28.8**	12.6
Post-employment benefits net assets	10	**2.2**	68.5
Total non-current assets		**1,652.1**	1,421.0
Current assets			
Inventories		**371.7**	380.4
Current income tax assets		**41.5**	6.2
Trade and other receivables		**500.2**	647.3
Cash and deposits	8	**115.2**	102.1
Swaps related to borrowings	8	**1.9**	-
Investments and other financial assets		**5.7**	6.0
Assets classified as held for sale		**6.0**	30.2
Total current assets		**1,042.2**	1,172.2
Total assets		**2,694.3**	2,593.2
Liabilities			
Current liabilities			
Trade and other payables		**(508.1)**	(482.4)
Current income tax liabilities		**(47.4)**	(76.5)
Borrowings and finance leases	8	**(51.5)**	(122.0)
Other financial liabilities		**(32.9)**	(19.2)
Provisions		**(8.8)**	(5.1)
Liabilities classified as held for sale		**-**	(7.1)
Total current liabilities		**(648.7)**	(712.3)
Non-current liabilities			
Borrowings, finance leases and related swaps	8	**(628.8)**	(603.1)
Deferred income tax liabilities		**(70.3)**	(49.1)
Employee benefits obligations	10	**(153.8)**	(52.1)
Provisions		**(14.3)**	(13.3)
Other payables		**(2.3)**	(3.0)
Total non-current liabilities		**(869.5)**	(720.6)
Total liabilities		**(1,518.2)**	(1,432.9)
Net assets		**1,176.1**	1,160.3
Equity			
Share capital		**220.7**	220.7
Share premium account		**148.3**	148.3
Shares held in employee share ownership trusts		**(61.8)**	(68.6)
Other reserves		**18.5**	(20.6)
Retained earnings		**849.6**	879.1
Total equity attributable to equity holders of the parent company		**1,175.3**	1,158.9
Minority interests		**0.8**	1.4
Total equity	11	**1,176.1**	1,160.3

Consolidated Cash Flow Statement
for the year ended 31st March 2009

	Notes	2009 £ million	2008 restated £ million
Cash flows from operating activities			
Profit before tax		**249.4**	262.3
Adjustments for:			
Share of (profit) / loss of associate		**(2.0)**	1.1
Discontinued operations		**0.9**	0.3
Depreciation, amortisation and profit on sale of non-current assets and investments		**110.3**	82.0
Share-based payments		**-**	4.3
Decrease in inventories		**80.1**	8.3
Decrease / (increase) in receivables		**215.9**	(87.1)
(Decrease) / increase in payables		**(91.8)**	7.2
Increase / (decrease) in provisions		**6.3**	(3.1)
Employee benefits obligations charge less contributions		**(9.0)**	(6.8)
Changes in fair value of financial instruments		**(6.0)**	2.3
Net finance costs		**32.6**	30.3
Income tax paid		**(85.3)**	(71.5)
Net cash inflow from operating activities		**501.4**	229.6
Cash flows from investing activities			
Dividends received from associate		**-**	0.4
Purchases of non-current assets and investments		**(209.3)**	(145.1)
Proceeds from sale of non-current assets and investments		**0.2**	1.5
Purchases of businesses and minority interests	14	**(8.2)**	(158.1)
Net proceeds from sale of businesses and minority interests	7	**17.6**	(1.8)
Net cash outflow from investing activities		**(199.7)**	(303.1)
Cash flows from financing activities			
Net purchase of own shares		**0.8**	(44.6)
(Repayment of) / proceeds from borrowings and finance leases		**(48.6)**	208.0
Dividends paid to equity holders of the parent company	5	**(78.1)**	(72.3)
Settlement of currency swaps for net investment hedging		**(93.9)**	(18.9)
Interest paid		**(42.7)**	(39.4)
Interest received		**9.0**	9.7
Net cash (outflow) / inflow from financing activities		**(253.5)**	42.5
Increase / (decrease) in cash and cash equivalents in the year		**48.2**	(31.0)
Exchange differences on cash and cash equivalents		**13.1**	9.5
Cash and cash equivalents at beginning of year		**38.5**	60.0
Cash and cash equivalents at end of year	8	**99.8**	38.5

	Notes	2009 £ million	2008 restated £ million
Reconciliation to net debt			
Increase / (decrease) in cash and cash equivalents in the year		**48.2**	(31.0)
Repayment of / (proceeds from) borrowings and finance leases		**48.6**	(208.0)
Change in net debt resulting from cash flows		**96.8**	(239.0)
Borrowings acquired with subsidiaries		**-**	(3.6)
Exchange differences on net debt		**(20.8)**	(3.0)
Movement in net debt in year		**76.0**	(245.6)
Net debt at beginning of year		**(610.4)**	(364.8)
Net debt at end of year	8	**(534.4)**	(610.4)

Consolidated Statement of Recognised Income and Expense

for the year ended 31st March 2009

	2009 £ million	2008 £ million
Currency translation differences on foreign currency net investments and related loans	**192.4**	30.7
Currency translation differences - transferred to profit on sale of discontinued operations	**(2.4)**	-
Fair value gain on available-for-sale investments transferred to profit on sale	**-**	(0.1)
Cash flow hedges - losses taken to equity	**(45.0)**	(12.2)
Cash flow hedges - transferred to income statement in the year	**24.9**	(0.1)
Fair value losses on net investment hedges	**(146.9)**	(37.5)
Actuarial (loss) / gain on post-employment benefits assets and liabilities	**(156.7)**	16.2
Tax on above items taken directly to or transferred from equity	**64.3**	6.9
Net (expense) / income recognised directly in equity	**(69.4)**	3.9
Profit for the year	**173.9**	185.4
Total recognised income and expense relating to the year	**104.5**	189.3
Total recognised income and expense attributable to:		
Equity holders of the parent company	**104.1**	190.1
Minority interests	**0.4**	(0.8)
	104.5	189.3

Notes on the Preliminary Accounts
for the year ended 31st March 2009

1 Segmental information by business segment

	Environmental Technologies £ million	Precious Metal Products £ million	Fine Chemicals & Catalysts £ million	Eliminations £ million	Total £ million
Year ended 31st March 2009					
Sales to external customers	2,226.1	5,015.9	605.8	-	7,847.8
Inter-segment sales	7.4	1,008.4	81.1	(1,096.9)	-
Total revenue	2,233.5	6,024.3	686.9	(1,096.9)	7,847.8
External sales excluding precious metals	1,135.2	314.4	347.3	-	1,796.9
Underlying segment result	124.3	119.7	72.8	-	316.8
Restructuring charge (note 2)	-	-	(9.4)	-	(9.4)
Amortisation of acquired intangibles (note 3)	(9.1)	-	-	-	(9.1)
Segment result	115.2	119.7	63.4	-	298.3
Unallocated corporate expenses					(18.3)
Operating profit					280.0
Net finance costs					(32.6)
Share of profit of associate		2.0			2.0
Profit before tax					249.4
Income tax expense					(76.7)
Profit for the year from continuing operations					172.7
Profit for the year from discontinued operations					1.2
Profit for the year					173.9
Segment assets	1,571.8	253.8	615.0	(62.8)	2,377.8
Investment in associate		5.8			5.8
Cash, deposits and swaps related to borrowings					145.9
Current and deferred income tax assets					69.0
Post-employment benefits net assets					2.2
Assets classified as held for sale					6.0
Unallocated corporate assets					87.6
Total assets					2,694.3
Segment liabilities	340.6	130.9	63.3	(62.8)	472.0
Borrowings, finance leases and related swaps					680.3
Current and deferred income tax liabilities					117.7
Employee benefits obligations					153.8
Unallocated corporate liabilities					94.4
Total liabilities					1,518.2
Segment capital expenditure	160.2	14.7	23.4	-	198.3
Corporate capital expenditure					5.2
Total capital expenditure					203.5
Segment depreciation and amortisation	66.3	16.4	23.5	-	106.2
Corporate depreciation					2.5
Total depreciation and amortisation					108.7
Significant non-cash expenses other than depreciation	-	-	6.6	-	6.6

Notes on the Preliminary Accounts
for the year ended 31st March 2009

1 Segmental information by business segment (continued)

	Environmental Technologies £ million	Precious Metal Products £ million	Fine Chemicals & Catalysts £ million	Eliminations £ million	Total £ million
Year ended 31st March 2008 (restated)					
Sales to external customers	2,289.7	4,688.1	520.9	-	7,498.7
Inter-segment sales	6.6	1,170.3	101.3	(1,278.2)	-
Total revenue	2,296.3	5,858.4	622.2	(1,278.2)	7,498.7
External sales excluding precious metals	1,139.6	307.4	303.2	-	1,750.2
Underlying segment result	147.3	102.1	67.1	-	316.5
Amortisation of acquired intangibles (note 3)	(3.1)	-	-	-	(3.1)
Segment result	144.2	102.1	67.1	-	313.4
Unallocated corporate expenses					(19.7)
Operating profit					293.7
Net finance costs					(30.3)
Share of loss of associate		(1.1)			(1.1)
Profit before tax					262.3
Income tax expense					(77.2)
Profit for the year from continuing operations					185.1
Profit for the year from discontinued operations					0.3
Profit for the year					185.4
Segment assets	1,487.8	281.4	543.9	(78.1)	2,235.0
Investment in associate		3.7			3.7
Cash, deposits and swaps related to borrowings					114.7
Current and deferred income tax assets					28.5
Post-employment benefits net assets					68.5
Assets classified as held for sale					30.2
Unallocated corporate assets					112.6
Total assets					2,593.2
Segment liabilities	347.4	111.5	63.0	(78.1)	443.8
Borrowings, finance leases and related swaps					725.1
Current and deferred income tax liabilities					125.6
Employee benefits obligations					52.1
Liabilities classified as held for sale					7.1
Unallocated corporate liabilities					79.2
Total liabilities					1,432.9
Segment capital expenditure	105.8	12.0	25.0	-	142.8
Corporate capital expenditure					2.2
Total capital expenditure					145.0
Segment depreciation and amortisation	47.6	13.5	17.3	-	78.4
Corporate depreciation					2.0
Total depreciation and amortisation					80.4
Significant non-cash expenses other than depreciation	-	-	-	-	-

Notes on the Preliminary Accounts

for the year ended 31st March 2009

2 Restructuring charge

In March 2009 the group announced the closure of its fine chemical manufacturing facility in Ireland to consolidate manufacturing of prostaglandin products at its facility in Massachusetts, USA. The closure of the facility in Ireland gives rise to a restructuring charge of £9.4 million. It is excluded from underlying operating profit.

3 Amortisation of acquired intangibles

The amortisation of intangible assets which arise on the acquisition of businesses is shown separately on the face of the income statement. It is excluded from underlying operating profit.

4 Effect of exchange rate changes on translation of foreign subsidiaries' external sales excluding the value of precious metals and operating profits

Average exchange rates used for translation of results of foreign operations	2009	2008
US dollar / £	**1.719**	2.007
Euro / £	**1.205**	1.417
South African rand / £	**14.99**	14.30

The main impact of exchange rate movements on the group's sales and operating profit comes from the translation of foreign subsidiaries' results into sterling. The one significant exception is the South African rand where the translational impact is more than offset by the impact of movements in the rand on operating margins. Consequently the analysis below excludes the translational impact of the rand.

	Year ended 31st March 2009 £ million	Year ended 31st March 2008 At last year's rates £ million	At this year's rates £ million	Change at this year's rates %
External sales excluding the value of precious metals				
Environmental Technologies	**1,135.2**	1,139.6	1,219.5	-7
Precious Metal Products	**314.4**	307.4	342.2	-8
Fine Chemicals & Catalysts	**347.3**	303.2	338.4	+3
External sales excluding the value of precious metals	**1,796.9**	1,750.2	1,900.1	-5
Underlying operating profit				
Environmental Technologies	**124.3**	147.3	158.7	-22
Precious Metal Products	**119.7**	102.1	109.7	+9
Fine Chemicals & Catalysts	**72.8**	67.1	73.6	-1
Unallocated corporate expenses	**(18.3)**	(19.7)	(20.0)	
Underlying operating profit	**298.5**	296.8	322.0	-7

5 Dividends

A final dividend of 26.0 pence per ordinary share has been proposed by the board which will be paid on 4th August 2009 to shareholders on the register at the close of business on 12th June 2009. The estimated amount to be paid is £54.9 million and has not been recognised in these accounts.

	2009 £ million	2008 £ million
2006/07 final ordinary dividend paid - 23.7 pence per share	-	50.0
2007/08 interim ordinary dividend paid - 10.6 pence per share	-	22.3
2007/08 final ordinary dividend paid - 26.0 pence per share	**54.7**	-
2008/09 interim ordinary dividend paid - 11.1 pence per share	**23.4**	-
	78.1	72.3

Notes on the Preliminary Accounts
for the year ended 31st March 2009

6 Earnings per ordinary share

The calculation of earnings per ordinary share is based on a weighted average of 210,807,882 shares in issue (2008 - 210,502,894 shares). The calculation of diluted earnings per ordinary share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plans. These adjustments give rise to an increase in the weighted average number of shares in issue of 1,217,221 shares (2008 - 3,313,868 shares).

Underlying earnings per ordinary share are calculated as follows:

	2009 £ million	2008 £ million
Profit for the year attributable to equity holders of the parent company	**174.1**	186.2
Amortisation of acquired intangibles	**9.1**	3.1
Restructuring charge	**9.4**	-
Profit on disposal of discontinued operations	**(1.2)**	-
Tax thereon	**(2.5)**	(0.9)
Underlying profit for the year	**188.9**	188.4
	pence	pence
Basic underlying earnings per share	**89.6**	89.5

7 Profit for the year from discontinued operations

The results of the discontinued operations included in the consolidated income statement were:

	2009 £ million	2008 £ million
Profit of the Insulators and Alumina businesses	**0.9**	0.3
Costs accrued on disposal of Ceramics Division	**0.3**	-
Profit for the year from discontinued operations	**1.2**	0.3

On the 26th November 2008 the group sold its non-core Insulators and Alumina businesses, that it acquired as part of the Argillon Group in February 2008, to Lapp Insulator GmbH & Co. These businesses had been classified as held for sale since acquisition. The proceeds received were £20.1 million in cash and a £1.7 million loan note. Costs incurred were £2.3 million.

On 28th February 2007 the group sold its Ceramics Division and costs were accrued at that time. £0.2 million of those costs were paid in the year ended 31st March 2009 and a further £0.3 million will not be incurred and so the accrual for these has been released.

8 Net debt

	2009 £ million	2008 £ million
Cash and deposits	**115.2**	102.1
Bank overdrafts	**(15.4)**	(63.6)
Cash and cash equivalents	**99.8**	38.5
Current other borrowings and finance leases	**(36.1)**	(58.4)
Non-current borrowings, finance leases and related swaps	**(628.8)**	(603.1)
Swaps related to borrowings	**30.7**	12.6
Net debt	**(534.4)**	(610.4)

Notes on the Preliminary Accounts
for the year ended 31st March 2009

9 Employee numbers

The actual number of group employees at 31st March 2009 was:

	Actual	Agency staff	Total headcount
Environmental Technologies	**4,623**	**276**	**4,899**
Precious Metal Products	**1,895**	**28**	**1,923**
Fine Chemicals & Catalysts	**1,689**	**11**	**1,700**
Corporate and Central Research	**333**	**4**	**337**
Total group	**8,540**	**319**	**8,859**

The actual number of group employees at 31st March 2008 was:

	Actual	Agency staff	Total headcount
Environmental Technologies	4,730	674	5,404
Precious Metal Products	1,959	17	1,976
Fine Chemicals & Catalysts	1,713	19	1,732
Corporate and Central Research	320	6	326
Continuing operations	8,722	716	9,438
Discontinued operations	927	33	960
Total group	9,649	749	10,398

10 Post-employment benefits

The group operates a number of post-employment benefits plans around the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The major defined benefit plans are pension plans and post-retirement medical plans in the UK and the US.

The main assumptions were:

	2009 UK plans %	**2009 US plans %**	**2009 Other plans %**	2008 UK plans %	2008 US plans %	2008 Other plans %
Rate of increase in salaries	**4.00**	**3.75**	**2.88**	5.00	4.25	2.91
Rate of increase in pensions in payment	**3.00**	**-**	**2.04**	3.50	-	2.20
Discount rate	**6.50**	**6.40**	**5.87**	6.50	6.50	5.45
Inflation	**3.00**	**2.75**	**2.02**	3.50	2.75	1.57
Current medical benefits cost trend rate	**7.00**	**9.00**	**4.00**	7.50	8.00	4.00
Ultimate medical benefits cost trend rate	**7.00**	**5.00**	**4.00**	7.50	5.00	4.00

The group uses certain mortality assumptions when calculating plan obligations. The current mortality assumptions for all major plans retain prudent allowance for future improvements in longevity and take account of experience. The mortality tables used for the group's largest plan, which is in the UK, at its last full actuarial valuation were PMA92C2006 with a one and a half years positive age rating for male members retiring in normal health and PFA92C2006 with a one and a half years positive age rating for female members retiring in normal health. Allowance for future mortality improvements was made in line with the medium cohort versions of these tables. These tables have been carried through into the 31st March 2009 update, except that the age rating of one and a half years has been removed reflecting the recent plan experience, and allowing for the expected improvements over the three intervening years. This increased longevity assumption has added £21.5 million to the liabilities of the UK plan.

10 Post-employment benefits (continued)

The net post-employment benefits assets and liabilities shown in the balance sheet are analysed as:

	UK pensions £ million	UK post-retirement medical benefits £ million	US pensions £ million	US post-retirement medical benefits £ million	Other £ million	Total £ million
At 31st March 2009						
Present value of funded obligations	**(715.6)**	**-**	**(128.3)**	**-**	**(34.9)**	**(878.8)**
Present value of unfunded obligations	**-**	**(12.0)**	**-**	**(26.7)**	**(10.4)**	**(49.1)**
Defined benefit obligation	**(715.6)**	**(12.0)**	**(128.3)**	**(26.7)**	**(45.3)**	**(927.9)**
Fair value of plan assets	**670.4**	**-**	**77.9**	**-**	**29.4**	**777.7**
Reimbursement rights	**-**	**-**	**-**	**4.5**	**-**	**4.5**
Unrecognised past service credit - non-vested	**-**	**-**	**-**	**(3.2)**	**-**	**(3.2)**
Net post-employment benefits	**(45.2)**	**(12.0)**	**(50.4)**	**(25.4)**	**(15.9)**	**(148.9)**
At 31st March 2008 (restated)						
Present value of funded obligations	(744.4)	-	(86.4)	-	(30.4)	(861.2)
Present value of unfunded obligations	-	(10.9)	-	(15.6)	(8.6)	(35.1)
Defined benefit obligation	(744.4)	(10.9)	(86.4)	(15.6)	(39.0)	(896.3)
Fair value of plan assets	809.5	-	78.5	-	27.1	915.1
Reimbursement rights	-	-	-	2.6	-	2.6
Unrecognised past service credit - non-vested	-	-	-	(2.5)	-	(2.5)
Net post-employment benefits	65.1	(10.9)	(7.9)	(15.5)	(11.9)	18.9

These are included in the balance sheet as:

	2009 Post-employment benefits net assets £ million	**2009 Employee benefits obligations £ million**	**2009 Total £ million**	2008 Post-employment benefits net assets £ million	2008 Employee benefits obligations restated £ million	2008 Total restated £ million
UK pension plans	**-**	**(45.2)**	**(45.2)**	65.1	-	65.1
UK post-retirement medical benefits plan	**-**	**(12.0)**	**(12.0)**	-	(10.9)	(10.9)
US pension plans	**-**	**(50.4)**	**(50.4)**	-	(7.9)	(7.9)
US post-retirement medical benefits plan	**-**	**(25.4)**	**(25.4)**	-	(15.5)	(15.5)
Other plans	**2.2**	**(18.1)**	**(15.9)**	3.4	(15.3)	(11.9)
Total post-employment plans	**2.2**	**(151.1)**	**(148.9)**	68.5	(49.6)	18.9
Other long term employee benefits		**(2.7)**			(2.5)	
Total long term employee benefits obligations		**(153.8)**			(52.1)	

Notes on the Preliminary Accounts
for the year ended 31st March 2009

11 Changes in equity

	2009 **£ million**	2008 £ million
Equity at beginning of year	**1,160.3**	1,078.1
Total recognised income and expense relating to the year	**104.5**	189.3
Dividends paid to equity holders of the parent company	**(78.1)**	(72.3)
Dividends payable to minority interests	**(0.4)**	(0.4)
Minority interest arising on formation of subsidiary	**-**	0.2
Purchase of minority interest (note 14)	**(5.2)**	-
New share capital subscribed	**-**	2.2
Purchase of treasury shares	**-**	(39.1)
Purchase of shares for employee share ownership trusts	**(2.6)**	(45.9)
Share-based payments	**5.6**	9.8
Cost of shares transferred to employees	**(2.2)**	32.7
Tax on items taken directly to or transferred from equity	**(5.8)**	5.7
Equity at end of year	**1,176.1**	1,160.3

12 Precious metal operating leases

The group leases precious metals from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventories to meet all the obligations under these lease arrangements as they fall due. At 31st March 2009 precious metal leases were £68.2 million (2008 £86.1 million).

13 Transactions with related parties

The group's associate, AGR Matthey, is a related party and sales of £0.1 million (2008 £0.2 million) were made to it during the year, with no balances outstanding at 31st March 2009 (2008 £ nil). The group guarantees its share of the borrowings and precious metal leases of AGR Matthey and its exposure at 31st March 2009 was £ nil (2008 £1.1 million). During the year ended 31st March 2009 Neil Carson, Chief Executive, bought his company car from the company for £8,500, which was its current market price at the time of the sale. This transaction was settled during the year and so was not outstanding at 31st March 2009.

14 Acquisitions

BASF automotive and silver paste business
On 12th March 2009 the group acquired BASF's automotive enamel and silver paste business for £1.4 million. The fair value of the assets acquired were £0.3 million for customer relationships, £0.5 million for plant and machinery and £0.6 million for inventory.

Alfa Aesar China Limited's minority interest
On 2nd March 2009 the group acquired the 49% of Alfa Aesar China Limited it did not already own for £5.2 million. This has been accounted for as an equity transaction.

Notes on the Preliminary Accounts

for the year ended 31st March 2009

14 Acquisitions (continued)

Argillon Group acquired in the year ended 31st March 2008

On 6th February 2008 the group acquired 100% of the issued share capital of Argillon Group (Argillon). Costs accrued last year of £1.6 million were spent this year. When the accounting records of the Insulators and Alumina businesses were separated from the other Argillon businesses it was found that the carrying amount of the assets and liabilities immediately prior to acquisition had been incorrectly allocated between the businesses. Also, at acquisition it was assumed that the buildings at the German site were to be finance leased to the Insulators and Alumina businesses but this was changed to an operating lease. This changes the fair values at acquisition and the goodwill on acquisition and as a result the balance sheet at 31st March 2008 has been restated.

	Original fair value at time of acquisition	Correction to fair value and to 31.3.08			Revised fair value at time of acquisition
		For lease	Other	Total	
	£ million	£ million	£ million	£ million	£ million
Property, plant and equipment	31.4	7.6	3.7	11.3	42.7
Intangible assets - capitalised software	0.4	-	-	-	0.4
Intangible assets - patents and trademarks	7.9	-	-	-	7.9
Intangible assets - customer contracts and relationships	35.0	-	-	-	35.0
Intangible assets - research and technology	16.6	-	-	-	16.6
Intangible assets - capitalised development	5.4	-	-	-	5.4
Assets classified as held for sale (note 7)	39.0	(7.6)	(6.8)	(14.4)	24.6
Liabilities classified as held for sale (note 7)	(24.1)	7.6	6.8	14.4	(9.7)
Inventories	11.5	-	-	-	11.5
Trade and other receivables	30.1	(7.6)	-	(7.6)	22.5
Cash and cash equivalents	2.3	-	-	-	2.3
Current other borrowings	(3.6)	-	-	-	(3.6)
Trade and other payables	(26.0)	-	(0.8)	(0.8)	(26.8)
Current income tax liabilities	(4.8)	-	-	-	(4.8)
Deferred income tax liabilities	(22.0)	-	0.3	0.3	(21.7)
Employee benefits obligations	(5.1)	-	(0.8)	(0.8)	(5.9)
Provisions	(4.6)	-	-	-	(4.6)
Total net assets acquired	89.4	-	2.4	2.4	91.8
Goodwill on acquisition	72.5	-	(2.4)	(2.4)	70.1
Total consideration and costs incurred	161.9	-	-	-	161.9

15 Basis of preparation

The financial information contained in this release does not constitute the company's statutory accounts for the years ended 31st March 2009 or 31st March 2008 but is derived from those accounts. Statutory accounts for 2008 have been delivered to the Registrar of Companies and those for 2009 will be delivered following the company's Annual General Meeting. The auditors' reports on those accounts were unqualified and did not contain any statement under sections 237(2) and 237(3) of the Companies Act 1985. The accounts for the year ended 31st March 2009 were approved by the Board of Directors on 3rd June 2009.

The balance sheet for 31st March 2008 has been restated for the adjustments to the fair value of the net assets acquired and goodwill on acquisition of Argillon described in note 14. The cash flow statement for the year ended 31st March 2008 has been restated to reclassify the settlement of currency swaps designated as hedges of net investments in foreign operations out of cash flows from operating actvities to cash flows from financing activities.

Risks and Uncertainties

There are a number of potential risks and uncertainties which could have a material impact on the group's long term performance.

Technological Change and Patents
Much of the group's business is focused on selling products which are technologically advanced or employ technologically advanced processes in their manufacture. In most cases these products are subject to continuous improvement as new technology is developed. The group is exposed to the risk that if it does not keep up with changes in the market place its products will no longer be competitive. This is both a threat and an opportunity since Johnson Matthey can gain business as well as lose it. The group's strategy to meet this risk is to invest significantly in research and development to maintain or achieve leadership positions in those markets which offer sufficient added value to justify the long term investment required.

The group's results are also impacted by the status of patents. These include patents which the group itself registers and maintains, as well as the risks arising from new third party patents and the benefits that arise from the expiry of third party patents. All the group's divisions have significant registered intellectual property. The Fine Chemicals businesses supply active pharmaceutical ingredients to generic manufacturers and can benefit when third party patents expire. If actual patent lives differ from the expectations of the relevant group business, such as by being extended or successfully challenged, this can affect the group's results. The group has established policies both to monitor its existing patent portfolio and those of third parties, taking appropriate action as necessary in respect of infringement.

Legislation
Much of the stimulus for the development and growth of Johnson Matthey's products arises from new legislation governing the environmental or health impact of its customers' products in different jurisdictions worldwide. This is most significant for Emission Control Technologies where historic and future growth depends on global tightening of emissions limits. Legislation is also relevant for some of the group's other businesses. Process Technologies and Fine Chemicals & Catalysts manufacture products to remove contaminants or to produce particularly pure chemicals. Colour Technologies is supported by legislation phasing out lead, cadmium and other heavy metals from glass and ceramic glazes. The development of the fuel cells industry is also impacted by clean air regulations and the drive towards zero emissions within both local and national legislation.

Whilst the group has benefited considerably from the development of such legislation its growth could be adversely affected if the pace of legislative change slowed significantly. Johnson Matthey monitors the development of legislation globally and coordinates its development work to ensure it can achieve greatest advantage from each new requirement. Regular reviews are undertaken at the business and group level to monitor growth and to investigate other areas of potential if legislation slows.

Global, Political and Economic Conditions
Johnson Matthey operates in over 30 countries around the world including several within Africa, Asia and Latin America. While benefiting from the opportunities and growth in these regions the group is exposed to the economic, political and business risks associated with such international operations. The group encounters different legal and regulatory requirements including those for taxation, environmental, operational and competitive matters. It is exposed to the effect of political risk which can include sudden changes in regulations, expropriation of assets, imposition of trade barriers and wage controls, limits on the export of currency and volatility of prices, taxes and currencies. The group is exposed to possible natural catastrophe risk, for example through major earthquake or flood, and possible terrorist action. Management monitors such risks, maintaining adequate insurance cover and amending business procedures as appropriate to mitigate any exposure while remaining in compliance with local and group requirements.

Environmental Liabilities
The group is at risk if it causes damage to the environment as a result of its activities. This risk is managed by ensuring that all the group's manufacturing facilities operate in accordance with the group's environmental policies which are set out on the company's website at www.matthey.com. The environmental laws of various jurisdictions impose actual and potential obligations on the group to remediate contaminated sites, both those currently owned and, also in some cases, those which have been sold. The group incurs costs annually in meeting these obligations and also maintains provisions for potential liabilities. If existing provisions are inadequate to cover any liabilities or the associated costs arising from environmental obligations this could materially impact the group's results.

Commercial Relationships
Johnson Matthey benefits from close commercial relationships with a number of key customers and suppliers. The loss of any of these key customers or suppliers, or a significant worsening in commercial terms could have a material impact on the group's results.

Johnson Matthey devotes significant resources to supporting these relationships to ensure they continue to operate satisfactorily. From time to time the group undertakes surveys of customer satisfaction which

are reviewed by the board. Some of the relationships are supported by long term contracts, notably the group's relationship with Anglo Platinum.

Foreign Exchange
Johnson Matthey operates globally with the majority of the group's operating profit earned outside the UK. It has significant investments outside the UK with the single largest investment being in the USA. As such the group is exposed to movements in exchange rates between sterling and other world currencies, particularly the US dollar, which could adversely or positively impact results.

Precious Metal Prices and Controls
A large proportion of the group's activities involve managing precious metals which have inherent risks associated with them in addition to bringing valuable business opportunities.

While the group could be vulnerable to a global disruption in the supply of platinum group metals, it has access to world markets for these metals and is not dependent on any one source for obtaining supplies for operations.

Precious metals have high prices which can fluctuate significantly and this can have a material impact on Johnson Matthey's results. The high value of precious metals means that any process losses could be material and there remains the possibility of theft or fraud. Johnson Matthey has extensive experience in operating with precious metals and employs strict security, assay and other process controls and reviews to minimise any exposure. Policies are reviewed regularly by the Chief Executive's Committee and reported to the Audit Committee.

Pensions
The group's defined benefit pension funds had a net deficit at 31st March 2009 of £111.5 million. This position is exposed to the risk of changes in interest rates and the market values of investments as well as inflation and increasing longevity of the members. These risks are mitigated by paying appropriate contributions into the funds and through an investment asset allocation policy which has a high level of probability of avoiding a material deficit based on the results of an asset / liability matching study.

Customer Market Dynamics
The group sells products to manufacturers who in turn use these products to serve a diverse range of end markets. The group's performance is therefore impacted by the dynamics of its customers' end markets and their performance within these markets. A significant loss of market share at or by a major automotive customer could negatively impact the group's results. The group also has exposure to the wider automotive sector as a whole which is served by a number of the group's divisions. In 2008/09 global car production is estimated to have fallen by 13% which has had a significant effect on the sales of Johnson Matthey's products. However, other factors such as tightening emissions legislation and the increasing technical demands from catalysts also play a significant role.

Risks are mitigated by monitoring both industry developments and market share at customers to prevent the group from becoming unduly dependent on any single customer.

Competitor Risk
The group operates in highly competitive markets. Significant product innovations, technical advances or the intensification of price competition could all adversely affect the group's results. Johnson Matthey invests significant resources in research and development in order to ensure the introduction of both new products and improved production processes to allow the group to be at the forefront of its chosen markets. The group also continually works to streamline its cost base to ensure it remains competitive.

Litigation and Investigations
The group is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates. Failure to comply properly with these laws, regulations and standards could significantly damage the reputation and performance of Johnson Matthey.

Regular internal reviews are undertaken to assess compliance with local and group policies, and provisions are made to rectify or compensate for any breaches. In the ordinary course of business, Johnson Matthey is subject to inspections and monitoring by certain regulatory or enforcement bodies and by the quality departments of some of its major customers. If existing provisions are inadequate to cover any liabilities arising from such investigations this could materially impact the group's results.

Energy and Raw Materials
The group's products contain a broad array of raw materials and its operations require significant levels of energy, notably electricity and natural gas. Any increases or volatility in prices and any significant decrease in the availability of energy or raw materials could affect the group's results. Johnson Matthey coordinates its global purchasing activities to obtain the best possible prices and uses hedging and other contractual means where appropriate to minimise this risk and to benefit where possible. The high price of oil also benefits the group by stimulating demand for new catalysts and technologies supplied by Process Technologies.

Credit Risk
The group derives a significant proportion of its revenue from sales to major customers, particularly in Emission Control Technologies. Sales to individual customers are frequently high if the value of precious metals is included in the price. The failure of any such company to honour its debts could materially impact the group's results.

Johnson Matthey derives significant benefit from trading with its large customers and manages the risk at many levels. Each business and division has a credit committee that regularly monitors its exposure. The Audit Committee receives a report every six months that details all significant credit limits, amounts due and amounts overdue within the group and the relevant actions being taken. As at 31st March 2009, no single outstanding balance exceeded 1% of the group's revenue. The group's exposure to Chrysler LLC, which filed under Chapter 11 in the US Bankruptcy Court on 30th April 2009, was less than US $5 million, some of which was covered by insurance and indemnities from other suppliers. The group's exposure to General Motors Corporation in the US is very small.

Responsibility Statement of the Directors in Respect of the Annual Report and Accounts

The 2009 Annual Report and Accounts, which will be issued on 16th June 2009, contains a responsibility statement in compliance with Rule 4.1.12 of the Financial Services Authority's Disclosure & Transparency Rules. This states that each of the directors as at 3rd June 2009, the date of approval of the 2009 Annual Report and Accounts, confirms that to the best of their knowledge:

- the group and parent company accounts, prepared in accordance with applicable UK law and in conformity with IFRS, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

- the management report (which comprises the Report of the Directors, including the Business Review) includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

The names and functions of the directors of Johnson Matthey Plc are as follows:

Sir John Banham	Chairman
N A P Carson	Chief Executive
Sir Thomas Harris	Non-executive Director
P N Hawker	Executive Director
D W Morgan	Executive Director
L C Pentz	Executive Director
M J Roney	Non-executive Director
J N Sheldrick	Group Finance Director
D C Thompson	Non-executive Director
A M Thomson	Non-executive Director
R J W Walvis	Non-executive Director

The responsibility statement was approved by the Board of Directors on 3rd June 2009 and was signed on its behalf by Sir John Banham, Chairman.

Financial Calendar

10th June
Ex dividend date

12th June
Final dividend record date

21st July
118th Annual General Meeting (AGM)

4th August
Payment of final dividend subject to declaration at the AGM

25th November
Announcement of results for the six months ending 30th September 2009

2nd December
Ex dividend date

4th December
Interim dividend record date

Cautionary Statement

This announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Johnson Matthey Public Limited Company
Registered Office: 40-42 Hatton Garden, London EC1N 8EE
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Registrars
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
Telephone: 0870 600 3970
Internet address: www.shareview.co.uk

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4 Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

1 June 2009

6 Date on which issuer notified:

3 June 2009

7 Threshold(s) that is/are crossed or reached:

From 4% - 3% (L&G)

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 8,585,499

Number of voting rights: 8,585,499

Resulting situation after the triggering transaction:

Number of shares (direct): 8,841,579

Number of voting rights (direct): 8,841,579

Number of voting rights (indirect):

% of voting rights (direct): 4.11%

% of voting rights (indirect):

Total voting rights: 8,841,579 (4.11%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,585,499 – 3.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,827,046 – 3.64% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,827,046 – 3.64% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information:

Notification using the total voting rights figure of 214,675,736

14 Contact Name:
Angela Purtill, Deputy Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:
L C Pentz

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

Notification relates to director named in 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

Notification is in respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

L C Pentz

8. State the nature of the transaction:

Exercise of executive share options and subsequent disposal of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Number Disposed*	*Sale Price (£)*
12,158	22/07/99	5.855	12,158	12.24

9. Number of shares, debentures or financial instruments relating to shares acquired:

12,158 shares acquired on exercise.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

12,158

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

See 8 above

14. Date and place of transaction:

5 June 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

19,527

16. Date issuer informed of transaction:

5 June 2009

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
5 June 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:
S Farrant

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

Notification relates to person discharging managerial responsibilities named in 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

Notification is in respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Sale of shares from the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

1,171

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

£12.31

14. Date and place of transaction:

5 June 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

5 June 2009

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
5 June 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

L C Pentz

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

Notification relates to director named in 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

Notification is in respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

L C Pentz

8. State the nature of the transaction:

Exercise of executive share options and subsequent retention of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Number Retained*	*Number Disposed*
5,000	17/07/2003	8.98	5,000	0

9. Number of shares, debentures or financial instruments relating to shares acquired:

5,000 shares acquired on exercise

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

N/A

14. Date and place of transaction:

10 June 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

24,527

16. Date issuer informed of transaction:

10 June 2009

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
11 June 2009

Regulatory Story

Go to market news section

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	12:05 12-Jun-2009
Number	8215T12

RNS Number : 8215T
Johnson Matthey PLC
12 June 2009

BLOCK LISTING SIX MONTHLY RETURN

Date: 10 June 2009

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		Meconic 1995 Approved Share Option Scheme		
Period of return:	From:	1 December 2008	To:	31 May 2009
Balance of unallotted securities under scheme(s) from previous return:		1,771		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not		1,771		

yet issued/allotted at end of period:	

Name of contact:	Angela Purtill Deputy Company Secretary, Johnson Matthey PLC
Telephone number of contact:	020 7269 8461

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Story

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	12:06 12-Jun-2009
Number	8226T12

Johnson Matthey

RNS Number : 8226T
Johnson Matthey PLC
12 June 2009

BLOCK LISTING SIX MONTHLY RETURN

Date: 10 June 2009

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Overseas Executive Share Option Scheme (Ref: 96/2296d)		
Period of return:	From:	1 December 2008	To:	31 May 2009
Balance of unallotted securities under scheme(s) from previous return:		340,188		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not		340,188		

yet issued/allotted at end of period:	

Name of contact:	Angela Purtill Deputy Company Secretary, Johnson Matthey PLC
Telephone number of contact:	020 7269 8461

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

Regulatory Story

Go to market news section

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Blocklisting Interim Review
Released	12:09 12-Jun-2009
Number	8229T12

Johnson Matthey

RNS Number : 8229T
Johnson Matthey PLC
12 June 2009

BLOCK LISTING SIX MONTHLY RETURN

Date: 10 June 2009

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		2001 Executive Share Option Scheme Part A/B		
Period of return:	From:	1 December 2008	To:	31 May 2009
Balance of unallotted securities under scheme(s) from previous return:		901,444		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not		901,444		

yet issued/allotted at end of period:	

Name of contact:	Angela Purtill Deputy Company Secretary, Johnson Matthey PLC
Telephone number of contact:	020 7269 8461

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

Notification relates to director named in 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

Notification is in respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

N A P Carson

8. State the nature of the transaction:

Exercise of executive share options and subsequent retention/disposal of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Number Retained*	*Number Disposed*	*Sale Price (£)*
18,035	22/07/99	5.855	5,537	12,498	12.2832

9. Number of shares, debentures or financial instruments relating to shares acquired:

See 8 above

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

See 8 above

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

See 8 above

14. Date and place of transaction:

12 June 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

142,054 ordinary shares of £1 each

16. Date issuer informed of transaction:

12 June 2009

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
12 June 2009

ANNUAL REPORT & NOTICE OF ANNUAL GENERAL MEETING

Johnson Matthey Plc has today posted to its shareholders the following documents:

- Annual Report for the year ended 31 March 2009
- Notice of Annual General Meeting
- Form of Proxy for the Annual General Meeting

The Annual General Meeting will be held at 11am on Tuesday 21 July 2009 at The Institution of Engineering and Technology (The Lecture Theatre), 2 Savoy Place, London WC2R 0BL.

The above documents have also been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The Annual Report and Notice of Annual General Meeting are available on Johnson Matthey plc's website at www.matthey.com

Simon Farrant
Company Secretary
16 June 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
S Farrant
N P H Garner
P N Hawker
D W Morgan
G P Otterman
L C Pentz
J N Sheldrick
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	33
S Farrant	33
N P H Garner	33
P N Hawker	33
D W Morgan	33
G P Otterman	30
L C Pentz	33
J N Sheldrick	33
W F Sandford	33
I F Stephenson	33
N Whitley	33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

11.5078

14. Date and place of transaction:

17 June 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	148,893
P N Hawker	16,181
D W Morgan	44,001
L C Pentz	24,560
J N Sheldrick	119,761

16. Date issuer informed of transaction:

24 June 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
24 June 2009